UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    Ö    )                                         No             Form 40-F (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )                                         No ( Ö    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 23, 2004. Attached is English language version of the notice.

The following table sets forth the summary of Claim for damages against TechWing Inc.

1. Name of a lawsuit	Patent-infringement lawsuits and compensation for damages, etc

2. Litigant

- Plaintiff	Mirae Corporation

- Defendant	TechWing Inc.

3. Summary of claim and amount of compensation for damages

Summary of claim: Claim for patent-infringement and compensation for damages (the original bill) according to the determination of provisional disposition for patent-infringement lawsuits against TechWing Inc. from The District Court in Suwon(date of determination, November 29, 2004)

- Amount of compensation for damages: 11,700,000,000(KRW)

- Net worth (KRW)	156,945,217,068

- Comparison to net worth (%)	7.5

4.Competent Court	The District Court in Suwon

5.Receipt date of a copy of petition	December 23, 2004

6.Next action plan

- Demand for prohibition to use client of TechWing Inc. with patent infringement related test equipment.

- Take an additional measures including penal action, etc against representative director of TechWing Inc.

7. Others

Technology summary of patent related lawsuits

- Loading picker of memory test handler

- Vertical test handler equipment and operation methods

- Moving buffer transfer for unloading part related technology of memory test handler.

Date of relevant disclosure	November 30, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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